Exhibit 99.1

GENFIT Annual Combined General Meeting of June 17, 2025 — Availability of Preparatory Documents

Lille (France); Cambridge (Massachusetts, United States); Zurich (Switzerland); May 7, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced that it published in the May 7, 2025 French legal announcements bulletin n°55 (Bulletin des Annonces Légales Obligatoires) its convening notice that the Combined Shareholders Meeting will be held on June 17, 2025, at 10:00 am (CET), at the Faculty of Pharmaceutical Sciences in Lille, located at Parc Eurasanté, 3 rue du Professeur Laguesse, 59000 Lille, France.

All documentation regarding this Shareholders’ Meeting will be available to shareholders in accordance with existing regulations, and will be available on the Company’s website, in the Financials section under the Shareholders Meeting tab (https://ir.genfit.com/financial- information/shareholders-meeting).

The General Meeting will be broadcasted live and will be available on the Company's website in the same section. A recording of the General Meeting will be available on the Company's website within the time frame specified by regulations.

For this 2025 Combined General Meeting, the Company will allow shareholders to send their voting instructions via Internet through the VOTACCESS platform. A tutorial to familiarize shareholders with this online voting platform will be made available in the same section of the website as soon as the platform is opened.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on-Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, G1090N, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor1) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01

1 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

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focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, patient recruitment, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2024 Universal Registration Document filed on April 29, 2025 (no. 25-0331) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 29, 2025 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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